Colt Defense LLC
547 New Park Avenue
West Hartford, Connecticut 06110
April 5, 2011
Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Colt Defense LLC and Colt Finance Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed March 21, 2011 File No. 333-171547
Dear Mr. Ingram:
          Colt Defense LLC and Colt Finance Corp. (together, the “Company”), has received your letter dated April 4, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Amendment No.2 to the Registration Statement on Form S-4 filed on March 21, 2011 (the “Amendment”) by the Company with the Commission.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Amendment. The Company acknowledges that comments of the Staff regarding the Amendment or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.
Contractual Obligations and Commitments, page 44
1.          In your response, you state your “net offset purchase commitment is the total amount of offset included within the offset cooperation agreement(s), reduced for purchases and other probable planned satisfaction plans (i.e. planned spending) under the cooperation agreement that either have been approved by the applicable offset authority or that we have evaluated as eligible for approval.” Please expand the disclosure on page 44 to provide a similarly clear, specific description of the “remaining gross offset purchase commitments” of $25.8 million, as well as the $412,000 accrued.
Response:          In response to the Staff’s comment, we have revised the language on pages 44 and F-26 of Amendment No. 3.

Legal Opinion, Exhibit 5.1
2.          Please have counsel revise the first paragraph of the legal opinion to correct the reference to the notes due in 2014. The correct year of maturity appears to be 2017.
Response:          We acknowledge the Staff’s comment and Exhibit 5.1 has been updated accordingly and filed on the EDGAR system.
          We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (860) 244-1511 (phone) or (860) 244-1335 (facsimile).

Sincerely,
/s/ Gerald R. Dinkel
Gerald R. Dinkel
Chief Executive Officer and Manager

cc:	Jeffrey Grody Cynthia McNickle

William J. Miller, Esq. (Via facsimile 212/378-2500) Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005